May 22, 2018


Martin A. Kropelnicki
Chief Executive Officer
California Water Service Group
1720 North First Street
San Jose, CA, 95112

       Re:      SJW Group
                DFAN14A filed May 14, 2018
                PRRN 14A filed May 15, 2018
                Filed by California Water Service Group
                File No. 001-08966

Dear Mr. Kropelnicki:

       We have reviewed your May 15, 2018 response to our comment letter and your amended proxy statement, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our May 11,
2018 letter.

DFAN14A filed May 14, 2018

   1. In future filings, please disclose the measure by which you determined that California
      Water operates "one of the largest recycled water distribution systems in the nation."

   2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please provide support for the following statements:

             your proposed combination "will eliminate redundant public company costs, and cost savings will be shared with customers;"
 Martin A. Kropelnicki
California Water Service Group
May 22, 2018
Page 2

           your proposal to acquire SJW is superior for SJW shareholders because of "[q]uick completion of due diligence;" and

           the proposed SJW and Connecticut Water Service merger will result in "no savings being shared with customers."

    3. We note your disclosure that "San Jose Water touts that there will not be any review of its proposed merger with Connecticut Water Service by the California Public Utilities
       Commission or Office of Ratepayer Advocates, meaning there won't be any independent
       California-based parties evaluating the transaction and ensuring the best interests of San
       Jose Water's California customers are protected." In future filings, please revise your disclosure to clarify that SJW's merger with Connecticut Water Service will not be reviewed by the CPUC as a function of the state regulatory regime and not by San Jose
       Water's choice, as you suggest. Please also clarify that customers of SJW in California already have the benefit of regulation by the CPUC. Refer to Rule 14a-9.

    4. We note your disclosure that "San Jose Water has admitted that its proposed merger with
       Connecticut Water Service will enhance `customer service capabilities in New England.'
       But what about San Jose?" Yet, San Jose Water's registration statement on Form S-4 discloses that customer service in both regions was a consideration in entering into the merger. Please refrain from implying certain conclusions that are not supported by facts.
       Refer to Rule 14a-9.

    5. We note your disclosure related to the board composition of the combined SJW and
       Connecticut Water Service Company that: "6 of 12 would come from Connecticut Water including [the] Chairman and Lead Director." This disclosure is incorrect; the current
       Chairman and CEO of SJW Group will be the Chairman and CEO of the combined
       Company, and 5 of the 12 board members will be selected by Connecticut Water Service
       Company. Please refrain from making this disclosure in future solicitations.

    6. We note your response to comment 9 that you "expect[] to derive synergies from combined economies of scale and purchasing power that will enable [you] to invest efficiently in infrastructure, as well as elimination of redundant public company costs and operating efficiencies," and that "[f]urther due diligence is needed to quantify these amounts." If you continue to refer to cost savings in your additional soliciting materials, please revise to refer to "expected" cost savings, which cannot be determined without additional due diligence, as you have stated in your response.

PRRN14A Filed May 15, 2018

    7. We note your response to comment 3. Please provide support for your statement that you do not believe that Mr. Thornburg has "relevant experience running and managing the risks and complexities of both systems simultaneously." In this regard, we note that, at the effective time of the merger, David Benoit will serve as president of Combined
 Martin A. Kropelnicki
California Water Service Group
May 22, 2018
Page 3

       SJW's New England Region (CTWS following completion of the merger), while Mr.
       Thornburg will serve as chairman, chief executive officer and president of Combined
       SJW, and that Mr. Thornburg has previous experience managing the risks of businesses located in different geographic jurisdictions.

DFAN14A filed May 11, 2018

    8. We note your response to comment 9, but are unpersuaded by your response with respect to certain aspects of the comment. In future solicitations please refrain from characterizing SJW Group's actions as engaging in governance practices that "hurt their stockholders, employees, customers, and local communities," and that the SJW all-stock merger is "clearly" inferior, as you have not provided sufficient support for these statements.

       Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Mara Ransom,
Assistant Director, Office of Consumer Products, at (202) 551-3720, or me at
(202) 551- 3263
with any other questions.


                                                          Sincerely,

                                                          /s/ Christina Chalk

                                                          Christina Chalk
                                                          Senior Special
Counsel
                                                          Office of Mergers and
Acquisitions